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                                                         File Number 70-8577


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                        POST-EFFECTIVE AMENDMENT NO. 4
                                      TO
                                   FORM U-1


                       APPLICATION-DECLARATION UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199
                       (a registered holding company and
                        the parent of the other party)

                        CNG ENERGY SERVICES CORPORATION
                             One Park Ridge Center
                      Pittsburgh, Pennsylvania 15244-0746

                        CNG PRODUCTS AND SERVICES, INC.
                              625 Liberty Avenue
                     Pittsburgh, Pennsylvania 15222-03199


                  Names and addresses of agents for service:

                           J. M. Hostetler, Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199
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                                                         File Number 70-8577

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC. 20549

                       POST-EFFECTIVE AMENDMENT NO. 3 TO
               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935


Item 1.   Description of Proposed Transaction

INTRODUCTION

         Consolidated Natural Gas Company ("Consolidated") is a Delaware

corporation and a public utility holding company registered under the Public

Utility Holding Company Act of 1935 ("Act").  It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of its subsidiaries.  The subsidiary companies are primarily engaged in natural gas exploration, production,

purchasing, gathering, transmission, storage, distribution, byproduct operation, energy services and other related activities.

     Consolidated incorporated CNG Special Products and Services, Inc., in

1995, as a wholly-owned non-utility subsidiary of its CNG Energy Services

Corporation subsidiary.  The name was changed in late 1995, to CNG Products and

Services, Inc. (hereinafter, "Products and Services").  Products and Services

provides energy-related, customer-convenience type services to customers of the local distribution companies ("LDCs") in the Consolidated System (1) and to others, primarily customers of non-affiliated utilities.  The energy-related services, approved by Commission Order on August 28, 1995, HCAR No. 26363

("Initial Order"), are closely related to energy services already being provided to such customers.

____________________

(1) The "Consolidated System" is Consolidated and its wholly-owned subsidiaries, which includes the following local distribution companies ("Consolidated LDCs"): The East Ohio Gas Company, serving 1,081,000 customers primarily in northeastern Ohio; The Peoples Natural Gas Company,

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     The Initial Order approved the following ten categories of energy-related services (collectively, "Original Customer Services"):

          (1)  Service Line Maintenance Program

          (2)  Appliance Guard (extended service warranty)

          (3)  Payment Power (bill payment protection)

          (4)  Routine Furnace Services

          (5)  One-Package Appliance Inspection and Replacement

          (6)  Community Bill Payment Center

          (7)  Energy Audits and Services

          (8)  Propane Service

          (9)  Gas Fired Electric Generators

          (10) Pipeline Maintenance, Construction, and Managerial Support

          Services for others

However, the Commission authorization extended only to these ten specific categories of Customer Services (2).

____________________

serving 332,000 customers in southwestern Pennsylvania; Virginia Natural Gas, Inc., serving 184,000 customers in southeastern Virginia; Hope Gas, Inc., serving 111,000 customers in central and northern West Virginia; and West Ohio Gas Company, serving 60,000 customers in a region in western Ohio centered around Lima.

(2) The following is a more detailed description of the Original Customer Services listed above: (1) Service Line Maintenance Program. Products and Services pays for repair of service lines -- owned by and on customer's property -- in exchange for a nominal monthly fee. This is similar to service offered by telephone companies to repair telephone lines inside the house -- without any additional charge above the nominal monthly fee. (2) Appliance Guard. Products and Services would provide customers with an extended service warranty that would cover the cost of repairing appliances owned by the customer. It would include (but not be limited to) gas grills, furnaces and air conditioning units, and commercial and residential ranges. (3) Payment Power. Products and Services, through contractual arrangement with American Banker's Insurance Group, would provide bill payment protection for customers up to $400 a month for six months -- should the customer become unemployed, disabled, or die. (4) Routine Furnace Services. Products and Services would act as an intermediary for customers to arrange routine inspections or repairs of furnaces. (5) One Package Appliance Inspection and Replacement. This would be a "premium service" offered by Products and Services to "add value" for the customer. it goes beyond the Routine Furnace Services plan mentioned above, by
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PROPOSALS

         Applicants now propose the following additional categories to Customer

Services: Energy-Related Equipment, Energy-Related Safety Inspection and Repair

Services, Energy-Related Electronic Measurement Services,  Energy-Related

Marketing and Consulting Services, Expanded Service Line Maintenance Program,

Customer Financing, and Incidental Products and Services (collectively, "New

Customer Services").



____________________


offering annual inspection, maintenance service, or even replacement of any appliance. Also, Products and Services may offer customers the option to rent, rent-to-own, or purchase appliances like hot water heaters and furnaces. (6) Community Bill Payment Center. Products and Services would provide a centralized bill payment center where customers can -- with "one-stop" -pay their gas, electric, water, telephone, cable and other utility or municipal bills. The potential for such centers will depend on the local community (overall interest and feasibility). Local utilities and municipalities may be able to reduce costs by merging existing bill payment locations into the community bill payment center. (7) Energy Audits and Services. Products and Services would arrange energy audits for institutional and commercial customers, and then offer the customer a turn-key service package, including bank or other third party financing, to implement energy-saving recommendations resulting from the audit. (8) Propane Service. Products and Services would arrange for this service in areas where, at the present time, it is not economical for LDCs to extend natural gas service via underground pipeline. (9) Gas Fired Electric Generators. Products and Services would arrange for the installation of temporary or permanent gas-fired turbines, for the on-site generation and consumption of electrical energy. (10) Pipeline Maintenance. Construction and Managerial Support Services For Others. For pipeline maintenance, Products and Services would manage all Department of
Transportation ("DOT") required maintenance on pipelines owned by other utilities. For pipeline construction, Products and Services would arrange for and manage the construction of pipelines to be owned by other utilities. For managerial support services, which are intended for small, non-affiliated utilities, Products and Services would offer (1) consultant services to solve financial or operational difficulties, (2) managerial services for one or more day-to-day operations, and (3) training services for the employees of small utilities to meet new standards in the industry or comply with government regulations. The services would be tailored to meet the particular needs.
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     Energy-Related Equipment  --  Products and Services would sell and install

(a) energy-related appliances such as furnaces, air conditioners, hot water heaters, heat pumps, gas grills, gas lights, gas logs and related fireplace equipment, natural gas vehicle ("NGV") conversion equipment (to convert a non-

gas powered vehicle to "dual-fuel" capability) and the NGV refueling equipment necessary to allow customers to refuel their NGVs at home, and other similar appliances, and (b) energy-related products that enhance safety, increase energy efficiency, or provide energy-related information, such as safety devices (including carbon monoxide, smoke and fire detectors, and fire extinguishers), energy consumption monitoring devices (including software programs), demand side management devices to increase energy efficiency or reduce energy consumption, and other similar products.

     Energy-Related Safety Inspection and Repair Services  --  Products and

Services would offer residential and commercial customers a safety inspection and repair service to detect and correct problems such as carbon monoxide leaks, and faulty equipment wiring.

     Energy-Related Electronic Measurement Services  --  Products and Services

would offer residential, commercial and industrial customers a variety of enhanced measurement and billing services that will enable them to better monitor and control their energy consumption and expenditures.  For example, in the case of residential consumers, the ability to use a home phone or computer to determine what their energy bill is at any point during the month, or, in the case of large commercial/industrial consumers, the ability to continuously monitor energy consumption, prices and fuel-switching opportunities.

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     Energy-Related Marketing and Consulting Services  --  Products and

Services would offer marketing services to non-affiliated businesses by providing non-affiliated LDCs and other third parties with bill insert and automated meter reading services as well as other consulting services such as advice on how to set up a billing mechanism or marketing program.(3)

     Expanded Service Line Maintenance Program  --  Products and Services

proposes to expand the scope of its Service Line Maintenance Program approved in the Initial Order to cover any type of gas or electric service line (wire or pipe) owned by the customer.  In exchange for a nominal monthly fee, Products and Services pays for any needed repairs to the customer's service lines.

Products and Services does not  --  and will not as a result of this expanded program  --  own or operate any facilities or utility assets as defined in sections 2(a)(3), 2(a)(4), and 2(a)(18) of the Act).  (4)

     Customer Financing  --  Applicants seek authorization for Products and

Services to offer its own or to broker non associate third-party financing to commercial, industrial and residential customers to facilitate purchases by its customers of goods and services included within the Energy-Related Equipment category of New Customer Services.

__________________________


(3) This category of New Customer Services expands on the "Pipeline Maintenance, Construction and Managerial Support Services for Others," category of Original Customer Services approved by the Initial Order.

(4) Applicants believe that customers will find it more convenient and cost effective to pay one monthly fee to Products and Services instead of separate monthly fees to gas and electric utilities.
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     Customer financing also will be available for purchases by Consolidated

LDC customers of Energy-Related Equipment where the customer is not otherwise purchasing goods and services promoted by Products and Services.  Customer financing would take the form of direct loans, installment purchase arrangements and loan guarantees.  The amount of funds that may be made available for the proposed customer financing activities is included within

Products and Services existing financing authorization of $10 million.

Interest on loans and imputed interest on lease payments will be based on prevailing market rates.  The obligations will have terms from one to ten years and will be secured or unsecured.  Products and Services also may assign obligations acquired from customers to banks, leasing companies or other financial institutions, with or without recourse.

     Incidental Products and Services  --  Applicants seek authorization to provide certain incidental products and services related to the seven categories of New Customer Services listed above and the ten categories of

Original Customer Services authorized in the Initial Order ("Incidental

Products and Services").  The proposed Incidental Products and Services would be closely related to the consumption of energy and/or the maintenance of energy-consuming property by customers.  The need for such products and services would arise as a result of, or evolve out of, and would not differ materially from, the Original Customer Services and/or New Customer Services

described above. (5)  (The Original Customer Services and the proposed New

Customer Services, are hereafter collectively referred to as "Customer

Services.")

________________________

(5) The Proposed Incidental Products and Services would not involve the manufacture of energy-consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.
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     Products and Services conducts or will conduct its Customer Services business both within and outside of the four states of Virginia, West Virginia,

Pennsylvania and Ohio where the Consolidated LDCs are located (collectively,

"LDC States").  However, applicants state that during the twelve-month period beginning on the first day of the month following the date on which Products and Services commences its New Customer Services business pursuant to a supplemental order issued by the Commission in this matter, and for each subsequent calendar year thereafter, total Customer Services revenues of

Products and Services derived from customers in the LDC States will exceed total Customer Services revenues of Products and Services derived from customers in all other states.

     Consolidated LDCs may assist Products and Services with customer billing,

accounting, and other energy-related services and anticipate that any services can be provided to Products and Services by the current staff at the

Consolidated LDCs.  Services required to conduct the Customer Services and

Incidental Products and Services businesses that are provided to Products and

Services by the Consolidated LDCs or any other CNG system company will be billed at cost in accordance with section 13(b) of the Act and rules 87, 90 and

91 thereunder.

     Like the previously approved Original Customer Services, the New Customer

Services will generally be offered as a convenience to utility customers, will be closely related to energy services already being provided to such customers,

and will lead to increased and more efficient utilization of existing

Consolidated LDC personnel and facilities and additional revenues to offset the cost of maintaining such personnel and facilities.  Applicants also expect the

New Customer Services activities to benefit the Consolidated System and/or its customers by, among other things, (i) promoting the safe and efficient distribution of natural gas at retail, (ii) fostering effective demand side management by reducing unnecessary consumption, (iii) maintaining or increasing

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the gas load of the Consolidated LDCs by facilitating the repair or replacement of service lines, (iv) promoting aspects of the Consolidated LDCs' gas business that are less weather sensitive, (v) reducing one-time cash outlays for repairs by the Consolidated LDCs' customers and protecting customers against high repair costs, (vi) reducing the overall energy costs of the Consolidated LDCs'

customers, thereby improving the financial strength and continued viability of the Consolidated System's existing customer base, and (vii) increasing customer satisfaction and goodwill.  The New Customer Services activities are expected to produce profits which will inure to the benefit of Consolidated's investors.

     Applicants submit that the proposed New Customer Services are reasonably incidental and/or economically necessary or appropriate to the Consolidated

LDCs' core utility business of distributing gas at retail and will primarily benefit the Consolidated LDCs and their customers.  They note, for example,

that, in addition to protecting customers against high repair costs, the

Expanded Service Line Maintenance Program will further enhance the ability of the Consolidated LDCs to maintain their distribution lines in good working order and effect repairs when needed, thereby minimizing service interruptions and lost sales due to line breaks and enhancing the utility service provided to customers and the ability of the Consolidated LDCs to distribute gas reliably and efficiently.  Similarly, the proposed Energy-Related Safety Inspection and

Repair Services will promote the safe and efficient distribution of gas at retail by facilitating the maintenance and repair of gas utilizing equipment that is broken or not working properly.  In addition, like the proposed Energy-

Related Electronic Measurement Services and certain of the Energy-Related

Equipment, the Safety Inspection and Repair Services will foster effective demand side management by reducing unnecessary consumption.  Applicants submit that the proposed Energy-Related Marketing and Consulting Services are

consistent with the type of activities previously approved by the

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Commission in various "consulting" (6) and "licensing" (7) cases and that the proposed activities involving the financing, sale and installation of Energy-

Related Equipment are consistent with or reasonably incidental to the type of appliance sales and marketing activities that have previously been approved by the Commission in cases such as Engineers Public Service Company, 12 S.E.C. 41

(1942); Mississippi Power Company, Holding Co. Act Release No. 22453 (September

1, 1978); General Public Utilities Corporation, Holding Co. Act Release No.

15184 (February 9, 1965); and Cities Service Company, Holding Co. Act Release

No. 5028 (May 5, 1944). (8)(9)



COMPLIANCE WITH RULE 53


     Any direct or indirect investment by Consolidated in any EWG would be consummated only if, at the time thereof, and giving effect thereto,

Consolidated's "aggregate investment" determined in accordance with Rule

53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of Consolidated's

________________________________

(6) See, e.g., New England Electric System, Holding Co. Act Release No. 22719 (November 19, 1982); American Electric Power Company, Holding Co. Act Release No. 22468 (April 28, 1982); The Southern Company, Holding Co. Act Release No. 22132 (July 17, 1981).

(7) See, e.g., GPU Nuclear Corporation, Holding Co. Act Release No. 25401 (November 6, 1991); and Jersey Central Power and Light Company, Holding Co. Act Release No. 24348 (March 18, 1987).

(8) Equipment financing authority and authorization to provide Incidental Products and Services substantially similar to that requested here was granted by the Commission in the recent cases of Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996), and Cinergy Corp., et al., Holding Co. Act Release No. 26662 (February 7, 1997).

(9) Applicants submit that several of the Customer Services (e.g., Expanded Service Line Maintenance Program, Customer Financing, Incidental Products and Services) falls outside of the categories of energy-related activities now permitted under Rule 58. Therefore, Products and Services is not an "energy-related company" as defined in Rule 58.
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consolidated retained earnings as defined in Rule 53(a)(1)(ii).  As of March

31, 1997, one-half of the Company's consolidated retained earnings was

$775,026,000; the Company's investment in EWGs as of the same date is approximately $14,566,000.


     The books and records of Consolidated's EWGs are kept in conformity with

United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.  It is anticipated that a minimal number of employees of Consolidated's LDCs will render services, directly or indirectly,

to EWGs and FUCOs in the Consolidated system, and the number of such employees shall not in any event exceed two percent of the total number of employees of such LDCs.

     Based on the above, Applicants submit that, for purposes of Rule 54, the requirements of Rule 53(a)-(c), 17 C.F.R. Section 250.53(a), (b) and (c), are

satisfied.



RULE 24 CERTIFICATES
     Applicants request that Rule 24 Certificates of Notification be filed within 60 days after the end of each quarterly calendar period (within 90 days after the end of the fourth quarterly period) to report to the Commission with respect to transactions authorized pursuant to this filing.  Such certificates shall contain the following information:

     (1)  a statement of all revenues derived from the Customer Services activities both during the period covered and cumulatively, including information on the amount and percentage of revenues attributable to each category or type of service provided;

     (2)  copies of all state commission orders approving, or post-

     transaction audit documents pertaining to, affiliate service

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     arrangements or affiliate transactions between Products and Services and Consolidated System LDCs obtained during the period covered;

     (3)  a statement containing a company-by-company breakdown of all services provided to Products and Services by Consolidated System

     LDCs (or any other Consolidated system companies) and all payments for such services made by Products and Services during the period covered and cumulatively;  and, provided further, that (i) no later than August 15th of each year, Applicants shall file balance sheets for Products and Services as of June 30th of that year and income statements for Products and Services for the six-month period ending on June 30th of that year, and (ii) no later than 120 days after the end of each calendar year, Applicants shall file a modified U-13-60 annual report.

     The above information will be reported in the Rule 24 Master Certificate of Notification file under File No. 70-8667.

Item 2.   Fees, Commissions, and Expenses



     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the proposed transactions will not exceed $5,000, including $4,000 payable to Consolidated

Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this

Application-Declaration and other documents, and $1,000 for miscellaneous other expenses.



         The charges of Service Company, a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this Application-Declaration and other related documents and papers required to consummate the proposed transactions are as stated above.


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Item 3.  Applicable Statutory Provisions

         If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or Rule or Regulation other than those cited herein, such authorization,

approval or exemption is hereby requested.



Item 4.   Regulatory Approval

    Applicants state that no state commission and no federal agency other than this Commission has jurisdiction over the proposed transactions except that,

with regard to service agreements and affiliate transactions between the CNG

LDCs and Products and Services, the CNG LDCs will be required to make certain affiliate transaction filings with and/or obtain certain pre-transaction authorizations from or submit to certain post-transaction audit review by the state public-utility commissions of Ohio, Pennsylvania, Virginia and West

Virginia.  Applicants state that they will not engage in any Customer Services activities in states requiring pre-transaction authorizations in connection with intra-system service agreements and/or affiliate transactions until the necessary authorizations are obtained.  In addition, copies of all such authorizations as well as any documents pertaining to post-transaction audit proceedings will be provided to the Commission in accordance with the rule 24

Certificate of Notification requirements outlined below.



Item 5.   Procedure



         Applicants respectfully request that an order be issued approving this

Post Effective Amendment by June 30, 1997.



         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the

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proposed transactions.  The office of the Division of Investment Management

Office of Public Utility Regulation may assist in the preparation of the

Commission's decision.  There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.





Item 6.   Exhibits and Financial Statements

          The following exhibits and financial statement are made a part of this statement:


          (a)  Exhibits

               o    Proposed Notice pursuant to Rule 22(f)
                    (See Amendment No. 2.)


         (b)  Financial Statements



          Financial statements of the applicant-declarants are deemed unnecessary with respect to the proposed authorizations sought herein due to the simple nature of the Amendment.  However, any financial information will be furnished which the Commission shall request.



Item 7.   Information as to Environmental Effects



         The proposed transactions do not involve major federal action having a significant effect on the human environment.  See Item 1(a).


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         No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.




                                  SIGNATURES
                                  ___________

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                              CONSOLIDATED NATURAL GAS COMPANY
                              CNG ENERGY SERVICES CORPORATION
                              CNG PRODUCTS AND SERVICES, INC.



                              By J. M. Hostetler
                                 Its Attorney

Dated:    August 8, 1997